Exhibit 99.1

FOR IMMEDIATE RELEASE

GRUPO BANCO ESPIRITO SANTO 2002 RESULTS (Unaudited)

LISBON -- February 5, 2003 -- Banco Espírito Santo (BES) today announced its 2002 results.

HIGHLIGHTS

Net profits rose 12.30%, to 222.1 m€, corresponding to ROE of 13.1% (2001: 15.6%) against a background of very difficult economic conditions. Earnings per share of euro 0.74 (2001: euro 0.99).

Costs growth (+1.2%) was below the initial objective (+3%), making for a positive performance of cost to income, down from 58.2% to 53.4%.

Net interest income up by 12.5%, reflecting the success of the push for margin increase developed since the last quarter of 2001.

Fees and commissions rose at a good rate (+6.5%), sustained by improved service quality.

Reduced credit growth, against a macroeconomic context of greater risk: customer credit (on-balance sheet) rises 5% while total customer funds are up by 8.1%, with a positive impact on the transformation ratio, which dropped from 110% to 106%.

Comfortable solvency levels; reinforcement of provisions above the increase in overdue loans leads to good coverage levels.

Proposed distribution of a dividend of euro 0.287 per share to all shares (euro 0.376 in 2002), to be submitted to the general shareholders’ meeting. Share capital was increased in the first quarter of 2002 from euro 1,000 million to euro 1,500 million, through the issue of 100 million new shares.

CONTACTS:	Paulo Padrao
Elsa Jardim
Banco Espírito Santo, Lisbon
+351 21 350 1713
www.bes.pt

An interview with Chief Executive Ricardo Espírito Santo Salgado in video/audio and text will be available from 8:00 am on: http://www.bes.pt.

BES 2002 Results	Lisbon, February 5, 2003

1. ECONOMIC ENVIRONMENT

Economic conditions in 2002 were characterized by a climate of extreme uncertainty. In the United States, the stimulus given to private consumption by historically low interest rates and an expansionist budgetary policy decisively contributed to the 2.4% growth of GDP.

In the Euro Zone, GDP is expected to have grown by 0.8% in 2002, in what represents a marked slowing down compared to 2001. Besides the negative factors affecting the economic activity, the Euro area suffered from high unemployment, which, at 8.4%, conditioned families’ confidence and spending levels. On the other hand, an average inflation rate of 2.2% may have prevented the European Central Bank from taking a more aggressive stance in lowering interest rates. The slowing down of the economy in the Euro area did not stop the single currency from rising strongly: 18% against the US dollar.

On the equity markets side, 2002 pursued the negative trend of the two previous years, with the main indices falling sharply. While the Nasdaq plunged 32%, the drop of the general indices, the Dow Jones and S&P 500, was more moderate, respectively 17% and 23%. In the Euro Zone, two of the main stock market indices, the Frankfurt DAX and the Paris Bourse CAC 40 registered falls of respectively 44% and 34%.

In Portugal, the economic activity slowed down sharply, with GDP rising by merely 0.5% in real terms. Besides having to cope with an adverse external situation, the Portuguese economy pursued in 2002 a process of correcting various macroeconomic imbalances. This took its toll on a very poor evolution of internal demand, and a considerable increase in unemployment, whose rate is thought to have increased from 4.1% to close to 5%. In terms of the equity market, the PSI-20 index mirrored international trends, falling by 25%.

BES 2002 Results	Lisbon, February 5, 2003

2. ACTIVITY HIGHLIGHTS

Notwithstanding the economic situation, Group BES was able to achieve balanced growth during the reporting year: customer loans were up by 5% (10.2% if including securitized credit, versus 12.8% in 2001) and total customer funding rose by 8.1% (14.5% in 2001). The Group’s proactive stance in the innovation of savings products, the advance made in the segmentation process and enhanced service quality were determining factors in this performance. Once again, these factors validated the success of Group BES’ organic growth strategy during difficult times for financial markets worldwide.

The transformation ratio of customer funds into credit registered a remarkable drop in spite of the scarce liquidity context that characterized the market.

MAIN BUSINESS VARIABLES

(euro million)

	December
			% Chg
	2001	2002

Net Assets	38,523	41,239	7.1
Customer Loans (Gross)	24,569	25,797	5.0
- Mortgage	8,446	8,645	2.4
- Other Loans to Individuals	2,022	1,907	-5.7
- Corporate	14,101	15,245	8.1

Loans to Individuals / Customer Loans (%)	42.6	40.9	-1.7	p.p.
Funds
+ Deposits	17,395	18,668	7.3
+ Debt Securities	8,805	9,271	5.3
= On-Balance Sheet Funds	26,200	27,939	6.6
- EMTN and Commercial Paper	4,339	4,263	-1.8
= On-Balance Sheet Customer Funds	21,861	23,676	8.3
+ Off-Balance Sheet Funds	9,637	10,383	7.7
= Total Customer Funds	31,498	34,059	8.1

Transformation Ratio (%)	110	106	-4	p.p.

BES 2002 Results	Lisbon, February 5, 2003

On the credit business, the following aspects should be stressed:

- During 2002 the Group carried out the following securitization operations, totaling euro 1,450 million:

          Euro 150 million consumer loan receivables in April

          Euro 300 million corporate credit (leasing) in April

          Euro 1,000 million residential mortgages in December

The table below shows the dynamism displayed by lending operations, including the securitization operations already carried out:

						(euro million)

	Dec 2001		Dec 2002		% Chg

	Excluding securitized	Including securitized	Excluding securitized	Including securitized	Excluding securitized	Including securitized

Customer Loans	24,569	24,774	25,797	27,300	5.0	10.2
Mortgage	8,446	8,446	8,645	9,641	2.4	14.1
Other Loans to Indiv.	2,022	2,227	1,907	2,154	-5.7	-3.3
Corporate	14,101	14,101	15,245	15,505	8.1	10.0

- Mortgage loans remained the most dynamic item overall (rising by 14.1%), in spite of the extinction of the subsidized credit regime imposed by the government from October 1, 2002.

- Other loans to individuals showed a decrease of 3.3% reflecting the effects of a policy of higher selectivity

- Corporate loans were up by 10%.

Total customer funds reached euro 34.1 billion, an annual increase of euro 2.6 billion. In this respect should be highlighted the growth of total on-balance sheet customer funds (+8.3%) and off-balance sheet funds (+7.7%), the latter being quite noteworthy in view of the poor performance of the capital markets.

A sales force effort geared to attracting funds, on the one hand, combined with a carefully planned financing policy and moderate credit growth, on the

BES 2002 Results	Lisbon, February 5, 2003

other, led to a fresh improvement in the transformation ratio of customer funds into credit, from 110% to 106%.

In the Azores, BES merged its operations with those of Caixa Económica da Misericórdia de Ponta Delgada, resulting in the establishment of BES Açores. This new unit closed the year with net assets of euro 205.3 million and a net profit of euro 1.15 million corresponding to six months in operation.

Banco BEST’s results were in line with its business plan, registering 8,100 customers and euro 213 million in funds under management at the end of December.

BES 2002 Results	Lisbon, February 5, 2003

3. RESULTS AND PROFITABILITY

Consolidated net profit reached euro 222.1 million, which corresponds to an increase of 12.3% versus the previous year.

Due to the capital increase carried out in the first quarter of 2002 and the reinforcement of provisions, ROE decreased to 13.1% in the period.

A good performance was achieved by Group BES’s institutions in the area of retail and corporate banking, and in particular that of BES and BIC’s operating units, set against a particular tough year. Good results were also achieved in the area of specialized credit, with Crediflash (credit cards) rising by 42%, Euroges (factoring) by 42% and Besleasing (leasing) by 26%.

INCOME STATEMENT

		(euro million)

	December
			% Chg
	2001	2002

Net Interest Income	718.6	808.2	12.5
+ Commissions and Fees	382.6	407.4	6.5
= Commercial Banking Revenue	1,101.2	1,215.6	10.4
+ Capital Markets Results	125.8	138.5	10.1
= Banking Revenue	1,227.0	1,354.1	10.4
- Operating Costs	714.1	722.7	1.2
- Net Provisions	204.8	280.6	37.0
Credit	144.5	224.2	55.2
Securities	27.5	55.1	100.4
Other	32.8	1.3
- Extraordinary Results and Other	23.4	57.6
= Earnings Before Tax and Minorities	284.7	293.2	3.0
- Income Tax	38.6	39.1	1.3
- Minority Interests	48.4	32.0	-33.9
= Net profit	197.7	222.1	12.3

BES 2002 Results	Lisbon, February 5, 2003

Net interest income increased by 12.5%, confirming the recent upward trend. The sustained policy aimed at improving the margin launched in the last quarter of 2001 together with the volume effect yielded by the commercial activity contributed to the growth achieved.

The net interest margin for the year was 2.27% (2001: 2.18%), translating into a euro 31.8 million gains; the increase in volume also reflected on the growth of net interest income, its effect totaling euro 57.8 million. The sustained decline of interest rates and the deceleration of lending activities are expected to slow down the increase of net interest income in the future.

Fees and commissions on customer services reached euro 407.4 million, a year-on-year rise of 6.5% related mainly to traditional products. Total Fees and Commissions, excluding securities and brokerage, increased by 13% in the period. Important factors towards this growth were the improvement in the quality of services and the increase in the number of products sold to each client to an average of 4.1.

Capital markets results made very good progress, particularly on the fixed income side. The strategy pursued counteracted the negative effects of the equity markets performance. These results include the gains obtained in the sale of the stake in Kredyt Bank, Poland (euro 18 million) and in the Public Offering to swap BVLP shares for EURONEXT shares (euro 7.8 million).

Operating costs were contained within the limits proposed and below estimates, posting a nominal growth of 1.2% that in fact corresponds to a real reduction of 2.4%. Major contributors to these results were the effects of the integration of the main operating units, which resulted in a reduction of employees, the restructuring of processes, the policy of renegotiating supply contracts and the drive for cost cutting. The early amortization of a total of euro 7.9 million, made the Group’s performance in this respect even more striking.

BES 2002 Results	Lisbon, February 5, 2003

In addition to the results achieved in the areas outlined above, we should also draw attention to the Group’s provisioning – a net increase of euro 280.6 million, that exceeds by 37% the previous year’s provision charge.

Credit provisions were increased by euro 224 million (+55%), reflecting a BES’ customary prudent stance in the light of current economic conditions. Provisions for securities reflect the prevailing capital markets environment.

Other provisions include an increase of euro 21.8 million for several purposes (country risk, equity holdings, other risks and charges and general banking risks), and an amount of euro 20.5 million as a partial reversal of provisions for Interatlântico, SA, following BES Group’s disposal of 81% in this company’s capital. However, this reversal did not influence the result since such provisions had been allocated under provisions for general credit risks, whose level exceeds the obligatory provisioning level.

Extraordinary Results and Other, which had a negative impact on the income statement, shows a considerable increase, essentially explained by the amortization of extraordinary retirement charges in accordance with the rules laid down in late 2001 - Notice 12/2001 - (+ euro 15.6 million when compared to full 2001), as well as by Banco Espírito Santo (Spain)’s restructuring costs (euro 6.4 million) and consolidation adjustments (euro 7.0 million).

Concerning pension liabilities, the contributions for the Pension Funds totaled euro 304 million. Besides current contributions, this includes euro 180 million related to actuarial deviations and euro 71 million to cover extraordinary liabilities.

BES 2002 Results	Lisbon, February 5, 2003

Profitability

Return on Assets (ROA) rose to 0.57%, while return on equity (ROE) decreased from 15.6% to 13.1% as a consequence of the capital increase.

PROFITABILITY

		2001	2002

Return on Equity (ROE)	(%)	15.6	13.1
Return on Assets (ROA)	(%)	0.55	0.57
Earnings per Share (EPS)	(euro)	0.99	0.74
Number of Shares	(million)	200	300

Earnings per Share (EPS) were euro 0.74, the Board of Directors intends to submit to the General Shareholders’ Meeting a dividend distribution proposal of euro 0.287 per share.

BES 2002 Results	Lisbon, February 5, 2003

4. ASSET QUALITY AND FINANCIAL STRENGTH

Provisions for credit were reinforced by an amount that exceeds the growth of overdue credit, reflecting BES’ prudence in a difficult environment.

					YoY Change

		Dec 01	Sep 02	Dec 02	Value	%

Customer Loans (Gross)	(euro mn)	24,569	26,571	25,797	1,228	5.0
Overdue Loans	(euro mn)	450.1	528.7	548.7	99	21.9
Overdue Loans > 90 days	(euro mn)	368.1	464.8	481.6	114	30.8
Provisions for Credit	(euro mn)	593.1	677.6	718.0	125	21.1

Overdue Loans / Customer Loans (Gross)	(%)	1.83	1.99	2.13		0.30	p.p.
Overdue Loans > 90 days / Customer Loans (Gross)	(%)	1.50	1.75	1.87		0.37	p.p.
Coverage of Overdue Loans	(%)	131.8	128.2	130.9		-0.9	p.p.
Coverage of Overdue Loans > 90 days	(%)	161.1	145.8	149.1		-12.0	p.p.

The ratio of overdue loans over 90 days was 1.87% while the coverage ratio continued to attain significant levels (149% for overdue loans over 90 days and 131% for total overdue loans).

The solvency ratio remains at comfortable levels: 10.4% according to the Bank of Portugal’s rules (Dec 01: 9.3%) and 12.6% under the BIS criteria (Dec 01: 10.7%).

The medium and long-term debt rating is A1, as assigned by Moody’s, A- by Standard and Poor’s and A+ by Fitchratings.

BES 2002 Results	Lisbon, February 5, 2003

5. PRODUCTIVITY

Operating costs have considerably slowed down: an increase of 1.2% that compares very well with the figures posted in end 2001 (9.6% on a like-for-like basis) and was also better than expected. In fact, the initial target pointed to a 3% increase in costs, which was subsequently adjusted to 1.5% at the end of the third quarter. Finally, this increase came in at 1.2%, following the acceleration of amortization by euro 7.9 million.

The restructuring projects implemented resulted in a reduction of 578 employees in 2002 which, together with 2001 reductions, reached a total of 809. This figure exceeded the target of 790 set for 2001/2002.

OPERATING COSTS

			(euro million)

	December
			% Chg
	2001	2002

Staff Costs	320.5	323.1	0.8
Other Administrative Costs	271.4	264.9	-2.4
Depreciation	122.2	134.7	10.3

Operating Costs	714.1	722.7	1.2

Group BES’s Cost to Income registered a further improvement, dropping by 4.8 p.p. year-on-year. BES maintain the objective of reaching a cost-to-income of 50% in 2003.

The remaining productivity indicators also improved, in particular the Operating Costs / Average Net Assets and Total Assets per Employee ratios.

BES 2002 Results	Lisbon, February 5, 2003

PRODUCTIVITY

			December
					Chg
			2001	2002

Cost to Income (including markets)%			58.2	53.4	-4.8	p.p.
Cost to Income (excluding markets)%			64.9	59.5	-5.4	p.p.
Operating Costs / Average Net Assets	%		1.98	1.85	-0.13	p.p.
Total Assets per Employee	Eur 10	[3]	5,967	6,820	14.3%

Group BES’s rationalization effort was pursued, namely by extending the integration process to other units and by creating shared service units.

BES 2002 Results	Lisbon, February 5, 2003

6. INTERNET BANKING

2002 confirmed the value of Group Banco Espírito Santo’s multichannel distribution strategy (particularly as regards the contribution of internet banking) to enhance the efficiency of distribution and cement the Group’s relationship with its customers. These were the main activity highlights during the year:

Leadership of the Internet Banking domestic market, in terms of both the absolute number of customers and the penetration rate in the customer base: 586,000 BESnet customers (237,000 frequent users), representing a penetration rate in the individual customer base of 37%; 19,000 BESnet Negócios customers, accounting for a penetration rate in the small trades and the medium and large-sized companies segments of, respectively, 9.8% and 51.5%.

Strong contribution to the Bank’s income statement: on the cost side, thanks to the outsourcing of operations and rationalization of processes; on the revenue side, by saving time in the branches better employed in commercial action, and by virtue of fees and commissions generated by the direct channels. 24% of low-value operations were outsourced to the direct channels (1.9 million operations) while 84% of all the Bank’s stock exchange orders were also executed through these channels. The number of calls automatically answered by BES Directo Automático reached 60% of all the call center’s incoming calls, making for a reduction of 23%, or euro 1.2 million, in its staff costs. Finally, the rationale of transferring calls made to the higher traffic branches to BES Directo significantly contributed to improve the quality of customer service and save time in the commercial structures involved.

The gradual implementation of a commercial model, supported by an integrated and coordinated cross-channel platform, and benefiting from the ever-increasing customer-channel interaction, allowed us to produce

BES 2002 Results	Lisbon, February 5, 2003

customized and proactive proposals, based on propensity models adjusted to each customer’s needs and profile.

BES website was awarded the prize for “Best Investor Relations Site of the Iberian Peninsula” by MZ Consult, among 32 websites of Iberia’s largest companies by market cap.

BES 2002 Results	Lisbon, February 5, 2003

7. INTERNATIONAL ACTIVITY

A process aimed at streamlining and reorganizing BES’ foreign branch network was launched at the end of 2002. The role played by New York and London in the wholesale banking areas was emphasized, while Lausanne was given greater prominence in the segment of Portuguese residents abroad. Still within the scope of this last segment, we now rely on the active involvement of the newly formed BES Açores to address the Azorean communities.

The process aimed at merging the BESSA (Spain) and Espírito Santo Benito y Monjardín (ES-ByM) networks was started in 2002, while at the same time their central services were integrated and costs cuts were obtained. In 2003 BESSA will be more focused on individuals, gearing corporate business to serve BES customers in Spain. In turn ES-B&M will continue to operate in the financial markets and investment banking.

The restructuring process of InterAtlântico, SA (IASA) was completed in 2002, the entire stake held in Banco Bradesco, SA (3.25%) being concentrated under BES. This process involved the disposal by Group BES of its controlling position in IASA. The Bradesco partnership project was pursued, permitting to provide support to corporate customers with the valuable assistance of BES Investimento do Brasil.

Group BES’s acquisition of the entire share capital of Bank Espírito Santo International Limited (BESIL), headquartered in the Cayman Islands, was another move in the Group’s strategy to serve Portuguese communities abroad.

During its first year in operation BES Angola (BESA) made steady progress, particularly in the segments of private and corporate customers.

BES 2002 Results	Lisbon, February 5, 2003

The sale of the holding in Kredyt Bank (Poland), in the first quarter, yielded BES a capital gain of euro 18 million, besides releasing the corresponding equity funds. This sale reflects BES Group’s strategic move towards concentrating resources allocated to international expansion in the Iberian Peninsula and other markets having affinities with Portugal.

Still within the scope of the restructuring of the Group’s international network, ES Bank (Florida) sold its 50% holding in ES Bankest, a factoring company, thus placing greater focus on its private banking operations, namely those related to Latin America.

Finally, BES’s Securities Custody business at home and abroad was distinguished by the prize for “Best Settlement and Clearing Bank in Portugal in Custody Services” awarded by the “Global Investor” international magazine.

THE BOARD OF DIRECTORS

BES 2002 Results	Lisbon, February 5, 2003

BANCO ESPIRITO SANTO
 CONSOLIDATED BALANCE SHEET AT DECEMBER 31, 2002
(Unaudited Figures)

	2001 (10[3]EUR)	2002 (10[3]EUR)

NET ASSETS
Cash and deposits at the Central Banks	724,209	996,685
Loans and advances to credit institutions repayable on demand	1,241,259	844,117
Other loans and advances to credit institutions	3,901,525	5,674,990
(Provisions)	(13,338)	(8,870)
Loans and advances to customers	24,569,111	25,797,087
(Provisions)	(305,032)	(367,308)
Bonds and other fixed income securities	5,006,126	4,088,821
(Provisions)	(76,625)	(76,778)
a) Issued by Government and Public entities	1,970,736	1,201,171
(Provisions)	(15,668)	(6,128)
b) Issued by other entities	3,030,890	2,874,746
(Provisions)	(60,957)	70,650
c) Treasury stock	4,500	12,904
Shares and other variable income securities	483,920	720,805
(Provisions)	(57,540)	(102,800)
Investments in associated companies	41,165	51,413
(Provisions)	-	(2,384)
Other investments	871,798	943,113
(Provisions)	(21,972)	(32,004)
Intangible assets	446,330	526,503
(Amortizations)	(263,982)	(341,601)
Tangible assets	1,021,721	1,052,213
(Depreciations)	(583,617)	(626,747)
Unpaid Capital
Own shares
Other debtors	558,364	495,908
(Depreciations)	(17,622)	(21,938)
Prepayments and accrued income	996,830	1,628,234

TOTAL NET ASSETS	38,522,630	41,239,459

LIABILITIES AND SHAREHOLDERS' EQUITY
Amounts owed to credit institutions	7,536,692	7,678,765
a) Repayable on demand	338,698	333,232
b) With agreed maturity date	7,197,994	7,345,533
Amounts owed to customers	17,394,740	18,667,656
a) Savings accounts	2,506,628	2,338,075
b) Repayable on demand	6,879,626	7,321,027
c) With agreed maturity date	8,008,486	9,008,554
Debt securities	8,804,543	9,270,851
a) Bonds	7,001,237	7,613,710
b) Other securities	1,803,306	1,657,141
Other liabilities	243,181	188,914
Accruals and deferred income	695,257	782,850
Provisions for liabilities and charges	325,866	404,927
a) Pension plan and equivalent charges	47	4,660
b) Other provisions	325,819	400,267
Provision for general banking risks	59,838	12,894
Subordinated debt	1,443,293	1,695,799
Share capital	1,000,000	1,500,000
Share premium	192,950	300,000
Reserves	13,025	(18,433)
Revaluation reserves	-
Other retained earnings	-
Minority interests	615,536	533,144
Consolidated net profit	197,709	222,092

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	38,522,630	41,239,459

BES 2002 Results	Lisbon, February 5, 2003

BANCO ESPIRITO SANTO
CONSOLIDATED INCOME STATEMENT AT DECEMBER 31, 2002
(Unaudited Figures)

	2001 (10[3]EUR)	2002 (10[3]EUR)

CREDIT
Interest and similar income	2,622,939	2,339,249
Income from securities	9,893	10,740
Commissions	342,739	343,387
Gains on financial operations	3,804,228	3,335,070
Replacements and cancellations of provisions	199,382	213,215
Results of associated companies and subsidiaries excluded from the consolidation	6,899	2,309
Other operating income	108,898	117,116
Extraordinary income	26,854	26,675
Minority interests	4,744

TOTAL CREDIT	7,126,576	6,387,761

DEBIT
Interest and similar costs	1,904,303	1,531,036
Commissions	69,090	53,087
Losses on financial operations	3,688,274	3,207,344
General administrative costs	591,934	588,002
a) Staff costs	320,521	323,109
b) Other administrative costs	271,413	264,893
Amortisation and depreciation	122,186	134,716
Other operating costs	5,142	6,380
Provisions for overdue loans and other risks	383,582	489,273
Provisions for financial investments	20,636	4,548
Extraordinary losses	38,275	67,557
Income taxes	38,554	39,079
Other taxes	12,382	10,365
Results of associated companies and subsidiaries excluded from the consolidation	1,379	2,245
Minority interests	53,130	32,037
Consolidated profit for the period	197,709	222,092

TOTAL DEBIT	7,126,576	6,387,761

BES 2002 Results	Lisbon, February 5, 2003

This news release may include certain statements relating to the Banco Espírito Santo Group that are neither reported financial results nor other historical information. These statements which include [targets, forecasts, projections, descriptions of anticipated cost savings, statements regarding the possible development or possible assumed future results of operations] and any statement preceded by, followed by or that includes the words “believes”, “expects”, “aims”, “intends”, “may” or similar expressions or negatives thereof are or may constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, regulations, and case law. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by forward-looking statements. These factors include, but are not limited to, changes in economic conditions in individual countries in which the BES Group conducts its business and internationally, fiscal or other policies adopted by various governments and regulatory authorities of Portugal and other jurisdictions, levels of competition from other banks and financial services companies as well as future exchange and interest rates. [Certain of the factors that could affect actual results and developments are described in Banco Espírito Santo’s Annual Report and Form 20-F for the year ended December 31, 2001 under the heading “Risk Factors”.] Banco Espírito Santo does not undertake to release publicly any revision to the forward-looking information included in this news release to reflect events, circumstances or unanticipated events occurring after the date hereof.

BES 2002 Results	Lisbon, February 5, 2003